                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                             Avatech Solutions, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   05349Y 10 4
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                                 (CUSIP Number)

                                November 19, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

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CUSIP No.   05349Y 10 4              13G               Page   2  of   5    Pages
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Henry D. Felton                                         ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]

                                                                       (b) [_]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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    NUMBER OF          5 SOLE VOTING POWER
     SHARES              246,443
   BENEFICIALLY       ----------------------------------------------------------
    OWNED BY           6 SHARED VOTING POWER
     EACH                2,604
    REPORTING         ----------------------------------------------------------
    PERSON WITH        7 SOLE DISPOSITIVE POWER
                         246,443
                      ----------------------------------------------------------
                       8 SHARED DISPOSITIVE POWER
                         2,604
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     249,047
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES*
                                                  [_]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     8.18%
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12   TYPE OF REPORTING PERSON*
     IN
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                                  SCHEDULE 13G

Item 1(a).    Name of Issuer:

              Avatech Solutions, Inc.


Item 1(b).    Address of Issuer's Principal Executive Offices:

              11403 Cronhill Drive
              Suite A
              Owings Mills, Maryland 21117


Item 2(a).    Names of Persons Filing:

              This Schedule 13G is being filed on behalf of Henry D. Felton.


Item 2(b).    Address of Principal Business Office or, if none, Residence:

              11403 Cronhill Drive
              Suite A
              Owings Mills, Maryland 21117

Item 2(c).    Citizenship:

              Henry D. Felton                         USA


Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.01 per share


Item 2(e).    CUSIP Number:

              05349Y 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b),or 13d-2(b), check whether the person filing is a:

              Not applicable.

Item 4.   Ownership:

          As of November 19, 2002, the following shares were beneficially owned by the Reporting Persons:

          Henry D. Felton
          (a)  Amount beneficially owned:                              249,047*
          (b)  Percent of class:                                          8.18%*
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or to direct the vote:         246,443
               (ii)  Shared power to vote or to direct the vote:         2,604
               (iii) Sole power to dispose or to direct the
                     disposition of:                                   246,443
               (iv)  Shared power to dispose or to direct the
                     disposition of:                                     2,604

          * Mr. Felton is expected to serve as the Chief Executive Officer of PlanetCAD after the merger. Includes 48,489 shares subject to stock options that are exercisable within 60 days of July 31, 2002 and 2,604 warrants to purchase common stock held by Mr. Felton's spouse, and 1,860 warrants to purchase common stock owned by Mr. Felton.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
          Company:

          Not applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not applicable.

Item 9.   Notice of Dissolution of Group:

          Not applicable.

Item 10.     Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        11/26/02                              /s/ Henry D. Felton
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                                           Henry D. Felton